FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, March 4, 2005

FAIRFAX ISSUES CLEAN REPORT ON
INTERNAL CONTROL

Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that its 2004 Annual Report, released today, includes a report by management concluding that the company’s internal control over financial reporting was effective as of December 31, 2004, and an opinion by Fairfax’s independent auditors to the same effect. Neither management’s report nor the auditors’ opinion identified any material weaknesses in internal controls over financial reporting.

As a non-U.S. company, Fairfax is not currently required under the Sarbanes-Oxley Act to undertake an assessment of the effectiveness of its internal control over financial reporting or to obtain its independent auditors’ opinion thereon. Fairfax voluntarily elected to do so, two years ahead of its compliance deadline, in order to assess for itself the integrity and quality of its internal control over financial reporting and to provide its shareholders and debtholders with the greatest assurance of the effectiveness of its internal control over financial reporting.

A copy of Fairfax’s 2004 Annual Report is available at www.fairfax.ca.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:   Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946